Himalaya Technologies aka Homeland Resources Ltd.

831 W North Ave.

Pittsburgh, PA 15233

April 14, 2023

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3030

Washington, DC 20549

Re:	Himalaya Technologies, Inc. aka Homeland Resources Ltd.
Request for Withdrawal of Amendment to Offering Statement on Form 1-A filed using form type 1-A/A (File No. 024-11980)

Ladies and Gentlemen:

On behalf of Himalaya Technologies, Inc. aka Homeland Resources Ltd. (the “Company”), we respectfully submit this Amended letter to notify the Securities and Exchange Commission (the “SEC”) that the Company hereby withdraws its previously filed with the SEC (via EDGAR) Amendment to Offering Statement on Form 1-A (File No. 024-11980) using form type “1-A/A” (accession no. 0001493152-23-003876) which was granted notice of qualification by the SEC on February 13, 2023.

The Company hereby completely withdraws the Amendment filed on February 7, 2023 and therefore all prior Amendments and filings related to our previously planned Regulation A offering of equity securities, which is now completely canceled as per Board resolution. The Company did not sell any shares from the offering, nor does it have any indications of interest or commitments for financing based on the offering. We are withdrawing the Amendment to Offering Statement on Form 1-A (File No. 024-11980) based on the termination of our proposed investment in The Agrarian Group, LLC, as filed in form 8-K on EDGAR on April 3, 2023, and the cancellation of the non-binding co-pack agreement for a health and beauty drink, as filed in Form 8-K on EDGAR on April 5, 2023. Therefore, both of these Agreements are no longer material for investment in our Company, and the filed Amendment to Offering Statement on Form 1-A (File No. 024-11980) provides inaccurate and incomplete information to investors.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at 212-731-4806.

Sincerely,

/s/ Vikram P. Grover
Chief Executive Officer